FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant's Annual General Meeting of Shareholders held today, December 28, 2020.

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 (Registration Statements File Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 28, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Resolutions Adopted at the Registrant’s Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Monday, December 28, 2020 (the “Meeting”), all proposed resolutions were adopted, as follows:

1.	Six members of the Board of Directors were re-elected until the next annual general meeting of shareholders of the Company and until their successors have been duly elected and qualified;

2.	Mr. Ami Shafran was elected to serve as an external director for a three-year term;

3.	The grant of options to Mr. Shafran was approved;

4.	The amendment to the Company’s compensation policy for the Company’s directors and officers was approved;

5.	The terms of service and compensation of the Chief Executive Officer of the Company were approved;

6.
The term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., were extended for a three-year period; and

7.
The reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2020, and for such additional period until the next annual general meeting of shareholders, was ratified and approved.